EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended May 31,
	2005	2006
EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$8,979	$891
Add:
Fixed charges	13,120	15,437
Amortization of capitalized interest	18	18
Less:
Capitalized interest	—	—
Preferred stock dividends	2,246	2,246

Earnings	$19,871	$14,100

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$10,245	$12,562
Capitalized interest	—	—
Portion of rents representative of the interest factor	629	629
Preferred stock dividends	2,246	2,246

Fixed Charges	$13,120	$15,437
Ratio of Earnings to Fixed Charges	1.5	N/A

Deficiency	$—	$1,337